June 29, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Scot Foley

SEC Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Unique Underwriters, Inc.

5650 Colleyville Blvd,

Colleyville, Texas 76034

PH: 817-281-3200

Re:	Unique Underwriters, Inc.

Amendment No. 9 to Registration Statement on Form S-1

Filed May 10, 2012

File No. 333-172850

Dear Mr. Foley:

This letter is submitted on behalf of Unique Underwriters, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 (filed March 16, 2011, Registration No. 333-172850) (the “S-1 Registration Statement”), as set forth in your letter to Mr. Sam Wolfe dated May 25, 2012. We are filing via EDGAR Amendment No. 1 to the S-1 Registration Statement (“Amendment No. 1”) in response to the Staff’s comments. For reference purposes, the text of your letter dated May 25, 2012 has been reproduced herein (in bold), with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 1 that have been revised in response to the comment.

1. Please apply to this registration statement all relevant comments in our letter dated May 25, 2012 regarding registration statement file number 333-172850 and in any follow-up comment letters. In your response to this letter, please clearly indicate how and where you have applied each of those comments to this registration statement. Please also resolve all comments regarding registration statement file number 333-168516 prior to requesting acceleration of this registration statement.

Response: The Company acknowledges the Staff’s comment and the Company advises the Staff that they are responding to the Staff’s comment letter dated May 25, 2012 (the “S-1 SEC Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (file number 333-172850) in a letter dated as of the date hereof. The Company has reproduced the Staff’s comments to the S-1 SEC Comment Letter below, with a statement indicating how and where the Company has applied each of these comments to the S-1 Registration Statement.

Comment Responses:

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose prominently in the beginning of your registration statement that you are an emerging growth company, and revise your registration statement to:

·	Describe how and when a company may lose emerging growth company status;

·	Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and
·	State your election under Section 107(b) of the JOBS Act:
·	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
·	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.
RESPONSE:	We have revised our disclosure to reflect the foregoing. We have included the following risk factor in both the beginning of our disclosure and in the MD&A section:

As an “emerging growth company” under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements.

§	On April 5, 2012, President Obama signed into law the Jumpstart Our Business Startups Act (the “JOBS Act”). Title I of the JOBS Act creates a new category of issuer under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”) designated as an “emerging growth company.” An “emerging growth company” is defined for purposes of the Securities Act and the Exchange Act as an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal year. We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:
§	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
§	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
·	provide proxy statement disclosure and submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay”, “say-on-frequency” and “golden parachute compensation arrangements ;”
·	present more than two years of audited financial statements, selected financial data or management’s discussion and analysis (MD&A) in a registration statement for an initial public offering (rather than the usual three years of financial statements and MD&A and five years of selected financial data);
·	present selected financial data and MD&A in Exchange Act periodic reports for any period prior to the earliest audited period presented in connection with the issuer’s first registration statement that became effective under the Securities Act or Exchange Act; and
·	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to companies that comply with public company effective dates.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act., which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Prospectus Summary, page 4

2. Throughout this filing you disclose that various sales represent a certain percentage of your revenue. Please disclose the period from which this is being measured, e.g., whether the percentage is calculated as of the nine month period ended March 31, 2012?

RESPONSE:	Based upon current financials the percentages have been updated and the time period has been added to reflect they are current as our last financials which were calculated as of the nine month period ending March 31, 2012.

·	Commission overrides received from the sales of insurance policies represent 72% of UUI total revenue as of the nine month period ending on March 31, 2012.
·	Lead rental revenue from agents represents 16% of UUI total revenue as of the nine month period ending on March 31, 2012.
·	To date, 205 memberships have been sold representing 12% of current total revenue as of the nine month period ending on March 31, 2012.
·	UUI agents sell mortgage protection insurance in the form of term, universal life or whole life policies, which comprises the majority (56%) of our total revenues as of the nine month period ending on March 31, 2012 from insurance policy sales.
·	Final expense insurance, approximately 15% of total revenue from insurance commissions as of the nine month period ending on March 31, 2012, is an insurance policy that pays for funeral-related expenses and burial when the named insured dies.
·	Annuities, approximately 1% of total revenue from insurance commissions as of the nine month period ending on March 31, 2012, provide tax-deferred growth, liquidity, and income options, plus a death benefit that may bypass the costs and delays of probate.

Risk Factors

“Our Prior Relationship with Donald Klein and KCM Holding Corporation represents a material risk to the Company . . .,” page 11

3. We note your response to our prior comment 4. Please remove from your sub-caption the phrase “relating to the promised issuance of shares for services rendered,” as the material risk stemming from your association with Mr. Klein is broader than the quoted language.

Further, please do the following:

·	Discuss in greater detail the meeting Mr. Klein held in June 2010 with your agents and their friends and/or family members, including how these individuals were determined to be accredited investors eligible to participate in a Rule 506 offering, the number of individuals who traded services in exchange for shares and the number who purchased shares; and

·	Confirm whether the payment made to KCM Holdings Corp. was actually issued in June 2011, as opposed to June 2010, and if it was in 2011 why the payment was made so much later than the retention of Mr. Klein and his meeting with your agents.

RESPONSE:	Phrase removed from sub-caption as requested. The check to Mr. Klein was issued in June 2010, this typo has been corrected.

·	The opportunity to purchase shares was offered to the agents present, as well as some of their friends and family members who would either purchase shares in one of the two Regulation D 506 offerings or receive shares in return for services rendered to UUI, of which 40 persons purchased a total 100,000 shares or traded services for shares.

·	The agents, their friends and/or family members that chose to invest were determined to be accredited investors eligible to participate in a Rule 506 offering when they completed the Subscription Agreement and marked the appropriate category that applied to their standing that would qualify them as an accredited investor.

·	35 people purchased shares and 10 people traded services in exchange for shares including the founder’s shares.

The Business

Business Model, page 21

4. We note your response to our prior comment 5. Please address the following:

·	In the new risk factor you have included beginning on page 8, state that you have only one direct agreement with a carrier, Monumental Life Insurance Company, and that each of your other carrier relationships is dependent upon Educator Group Plans d/b/a Equita Mortgage Group;

·	Remove your disclosure that currently states “(t)he Company currently has 27 such agreements with the insurance carriers” and “all of the carriers listed below have agreements with UUI” and instead state that your agreement with Equita Mortgage is responsible for nearly all your carrier relationships;

·	In your table on page 22, separate the one carrier you have contracted with from the remainder and in your revised table headings make clear that the vast majority of the carriers listed have agreements with Equita and that you can utilize these carriers’ products only through your agency agreement with Equita; and

·	Explain why you state that you have 27 carrier relationships when only 12 are listed in this table.

RESPONSE:

·	Phrases were removed as requested and restated as: The Company’s agreement with Equita Mortgage is responsible for nearly all of our carrier relationships that are currently in effect , except one direct agreement with Monumental Life Insurance Company.

·	The table on page 33 has been separated as requested we and have added the heading “Insurance Carriers” per the Company’s brokerage agreement with the Equita Mortgage Group.

·	Disclosure has been updated to show we currently have 20 carrier relationships. The number of carriers is subject to change at any time as we continue to build new relationships with new carriers or choose to remove carriers as the need arises.

5. We note your response to prior comment 7. Please include the material terms of your agreement with Equita Mortgage in this disclosure, and not only in the new risk factor on page 8. In addition, please be advised that your agreement with Equita Mortgage Group has not been redacted and is currently visible in its entirety as an exhibit to Amendment No. 8 to your registration statement, which was filed on February 13, 2012.

RESPONSE:	The terms of the Equita Mortgage agreement have been added to the disclosure as requested. We are aware that there is an Equita Mortgage Group agreement that was filed that was not redacted and was informed that it could not be removed once submitted.

The Company is an independent contractor and agent of Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services Inc. Educator Group Plans are paid an override commission from the contracted carriers on all business submitted by the Company which ranges from 10-15%, and as such, is entitled to leverage the expanded network of insurance carriers and underwriters for its array of product offerings and lead technology for generation of new business. The contract spans a 12 month period renewing each year on June 4th, provided that UUI continues to generate a minimum of $3,000,000 paid annual premium during each 12 month period. The contract may be terminated by Equita for non-performance, breach, suspension or revocation of insurance license, or fraud or by either party with a 30 day written notice. Under the terms of the contract, UUI is prohibited from recruiting Equita’s agents, representatives, the officers, directors or employees of Equita, nor induce policy holders or product holders to discontinue payment of premiums or cancel, surrender, relinquish or otherwise cause termination of a policy, annuity or other Product with the designated carriers of Equita. These prohibitions apply during each term and for a period following any termination of the contract. With the exception that, upon termination of the agreement, Equita grants an automatic release allowing UUI to contract directly with the Designated Carries, subject to the carrier requirements; provided that all debts due by UUI and its agents to Equita or the carriers have been paid in full. If UUI contracts directly with the designated carriers in the Equita network, Equita may still be entitled to an override commission on all post-termination production. Since there is a thirty-day termination notice, the risk, therefore, would depend on the state of business relations between our company and these entities at any given point in time. Since the date of execution of this agreement, the relationship between our company and these entities has been mutually profitable, and we know of no circumstances which would lead us to believe that these business relationships may be ending at any point in the foreseeable future. We believe, therefore, based upon the mutually profitable relationship that has existed between this company and these entities, that there is no immediate substantial risk of the severance of these business relationships.

6. We note your response to prior comment 9. Please address the following:

·	As requested, state wherever applicable in your registration statement that you are an independent contractor and agent of Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services Inc.;

·	State here and wherever applicable, if true, that Equita receives 10-15% of sales for all insurance policies other than those originated by Monumental Life Insurance; and

·	State here and wherever applicable, including the disclosure provided under the heading “Certain Relationships and Related Transactions and Director Independence”, the aggregate amount of revenue that you have generated since your formation that has been paid to Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services Inc. in the form of commissions or rent of leads.

RESPONSE:

·	The Company is an independent contractor and agent of Educator Group Plans d/b/a Equita Mortgage Group and Senior Advisor Services Inc. Educator Group Plans are paid an override commission from the contracted carriers on all business submitted by the Company which ranges from 10-15%.

·	Since Educator Group Plans is paid their override commission directly from the carriers the Company does not have any knowledge of the aggregate amount of revenue that the Company has generated that was paid to Educator Group Plans. The company has paid Educator Group Plans $211,366.07 for the rental of leads from inception through April 30, 2012.

Memberships, page 25

7. We note your response to prior comment 12. It appears from your disclosure that your basic members are not eligible to receive mentoring. Please amend your disclosure when discussing your mentoring program to state this explicitly. Also, there remains certain jargon what you should define or further describe in this discussion, e.g. Group Company calls, Area Lead Deposit, advanced Boot Camp training “calls,” incentive-based profit-sharing, and UNIQUECARE discount health plans. Also, you should further explain your reference to UUI events and conventions” by providing examples of such recent events and/or conventions that you have hosted.

RESPONSE:	The basic members are eligible to receive mentoring from their immediate manager as well as access to national training calls. As requested the following descriptions have been added to this discussion.

Specific programs are defined further below the memberships.

·	Group Company Calls

Unique Underwriters Inc. features daily and weekly training calls for our agents to learn valuable information, news, training, motivation, agent achievement and recognition. Every weekday our agents can participate in a morning motivational call.  During the week there are numerous training calls on product training, team building, recruiting, general training and our weekly national call.  Here is a brief description for each call:

Orientation Training Call for ALL New Agents; This training call is an introduction to Unique Underwriters Inc. for new agents. The training includes topics such as: Where do I get leads? Where do I get carrier applications? How do I submit new carrier applications? What Mortgage Protection and Final Expense products can I offer? How do I give insurance quotes to my clients? What UUI agent tools do I have? How to set client appointments? How to do the In-Home Presentation for prospective clients?

Wake Up to Prosperity Call : This motivational call focuses on the listener’s mindset and attitude when approaching their daily routine.  Inspiring, upbeat and positive leaders share their stories with you each weekday morning during the week. The host communicates thoughts and ideas to assist you in thinking about growing yourself individually, your agency, and your business.

UUI Spanish Call: The training call is reserved for training and recruiting of the growing Hispanic population here at Unique Underwriters Inc.  This is an important call to be on to grow your agency and the markets you are working with whether you can speak Spanish or not.

UUI Advance Training Call: This training call is designed to continue to advance your business and build on the various mortgage protection and final expense markets we work in.  This training addresses: Mortgage Protection Products, Final Expense Products, UniqueCare Product, Appointment-Setting techniques, In-home client presentations and closing techniques, Administrative details of the business (submitting and following up client applications and carrier contracting), How to work with leads and develop referrals from clients, How to begin and maintain team and agency building of your business, Advertising and marketing of your business

UUI Agency Managers Call

This organizational call is the weekly communication of all UUI Agency Managers and UUI Founders to get and give updates on UUI business progression and a platform to voice agent and agency leaders concerns.  It is like a UUI State of the Union address that also provides an open forum for discussion to leading and mentoring agents and the growth of their agencies across the country.

UUI National Conference Call: The national call reviews the progress companywide of individual UUI agents and UUI top agencies.  On this call, UUI agents can expect updates on carrier news and changes.  Christine announces new Unique Agents and VIP Agents, the Top 10 individual producers, Top 3 Agencies, and Top Recruiter for the week.  She also highlights consistent UUI producers and has current proven producers and leaders share their business insights on this call.

UniqueCare National Call: This weekly call’s focuses on agent training and updates for UniqueCare.  Some of the past topics on this call include: How UniqueCare agents can alleviate some additional medical and health related expenses for consumers? How to provide employee benefit packages for clients? How UniqueCare products can be bundled with different insurance products for clients?

UUI Final Expense National Call

This weekly training call focuses on the products, sales process, and leads in the final expense market.  This call also leaves time for individual mentorship with a question and answer format.

UUI Weekly Individual Team Calls/Webinars

These calls and webinars are on a smaller scale with agency managers or large teams preparing for agency level to give time for some agency specific training and updates.  This call is to ensure you can address specific needs in your agency growth and development and provide more individual support for your new agents.  This is a call designed to recognize new team members and personal goal accomplishments at the agency level and have fun with challenges and contests to bring more relationship.

UUI Train Call

Special Call designed to challenge agents in a 90 day focus cycle to give a jump start to their income and growth.  This call gives weekly challenges in the areas of production, recruiting, and personal development to fast start agents and leaders.

Area Lead Deposit or (ALR) Unique Underwriters does a custom direct mail drop for its agents each week containing new data in the area(s) of the agent’s choice. As clients respond to and return the mailers, the leads go directly in the agent’s Lead Station drop box. Brand new leads are sent to the agent each week.  The more counties the agent requests, the greater the chances of receiving the number of leads the agent desires. Counties with larger populations normally yield better results.

Advanced Boot Camp Training UUI Boot Camp is geared toward training our licensed and contracted agents in a two-day, 20 hour classroom course.  The course teaches exactly what the agent needs to know to immediately begin protecting families with confidence.  The agent will get software loaded, learn main products, agent guides, applications and samples, appointment setting and role play training.

UNIQUECARE Discount Health Plans UNIQUECARE health and wellness solutions are designed to complement traditional health insurance and provide substantial savings for under-insured or uninsured individuals. UNIQUECARE saves money on all the agent’s health care expenses. UNIQUECARE's savings apply to the entire health care spectrum. With UNIQUECARE, the agent will be able to reduce their overall health care costs by taking advantage of substantial discounts on physician and hospital visits; dental, vision and hearing care; prescriptions and medical supplies; and health and wellness products. UNIQUECARE partners with the most respected provider networks nationwide to provide substantial savings on a wide range of health care services. The network includes more than eight million members.

UUI Events and Conventions

UNIQUE UNDERWRITERS UNIQUE-LIVE! Meetings Unique Underwriters has opportunity meetings happening across the country called Unique-LIVE! where agents can come and learn first-hand about Unique Underwriters from actual agents, managers and leaders. There are multiple meetings happening every week across the country.

2012 BOLD LEADERSHIP CONFERENCE The annual UUI Corporate Event was held in Colleyville, TX at the Colleyville Center on April 30, 2012, and was geared more towards the growing individual leaders and producers in the company as well as those agency builders who want to take their agency to the next level.  The tone of this conference was more serious with an emphasis on agency planning, individually and team training, and adding structure to the agent’s business.  The agenda featured the UUI Founders and the best producers at UUI sharing their strategies and personal insights on what and how to grow their business.  By providing specific examples of how they achieved their success, the speakers at the BOLD Conference enlightened the audience and more importantly empowered them by giving them tools and instructions on how they can achieve the same results by following their examples.

Executive Compensation, page 49

8. We note your response to our prior comment 17. Please revise your Summary Compensation Table to include a footnote that addresses how the fair value of this stock award was made in accordance with FASB ASC Topic 718(e). See Instruction 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K which states in relevant part, “Include a footnote… disclosing all assumptions made in the valuation. Disclose assumptions made in the valuation by reference to a discussion of those assumptions in the registrant's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis.”

RESPONSE: The following footnote has been added as advised.

The fair value of the stock awards was $9,750,000, or approximately $.15 per share, determined by the most recent private placement with non-affiliate investors since there was no trading market for our common stock.

Note 1 Summary of Significant Accounting Policies

Revenue Recognition, pages 33 and 46

9. Your lead sales revenue policy indicates that you recognize revenue when one of your agents submits an order to purchase leads and simultaneously their credit card is processed and the leads are distributed to them. Please tell us how this policy relates to disclosure elsewhere in the filing that indicates that leads are rented for 30 days. Please revise or clarify your disclosure, as applicable. In addition, it appears from disclosure elsewhere in the filing that you also charge agents an “Area Lead Request Deposit” and offer membership plans to agents. Please revise to disclose your revenue recognition policies for these deposits and membership plans.

RESPONSE:	The lead sales revenue is recognized when one of our agents submits an order to purchase leads and simultaneously their credit card is processed and the leads are distributed to them. The Company recognizes revenue when the agent submits an order to rent the leads for 30 days. After thirty days the leads become available for rental to another agent. Leads may be rented multiple times at decreasing rates due to the lead’s age and number of times it has been rented. The Area Lead Request Deposit revenue is recognized when one of our agents submits an order for a weekly mailing to receive leads weekly; the deposit is the agent’s commitment to purchasing the specified number of leads they requested each week. This deposit is fully refundable after 30 days of notice to cancel the Area Lead Request. Membership revenue recognition occurs when an agent registers for one of our websites online and submits their payment information; the agent must give 30 days notice of request to cancel their membership.

Exhibit 5.1

10. We note your response to prior comment 18 and your revised legal opinion. This opinion is required to state whether your counsel believes that these securities will, when sold, be legally issued, fully paid and non-assessable. We refer you to Item 601(b)(5) of Regulation S-K and Staff Legal Bulletin No. 19. Please file an opinion with your next amendment that is in accordance with the above-cited regulation and guidance.

RESPONSE: Opinion letter attached.

Very truly yours,

Signed by Samuel Wolfe, CEO UUI

cc: Sasha Parikh, SEC

Gus Rodriguez, SEC

Jennifer Riegel, SEC